Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

Section a:

The ATS is an automated, continuous, price/time limit order matching book for NMS Stocks, with the exception of symbols on the Stopped Symbol List and other conditions under which trading is suspended, as described in Part III, Item 20. The ATS is comprised of an order book (the "ATS Order Book" or "Order Book") and a matching algorithm (the "ATS Matching Algorithm" or "Matching Algorithm"). The Order Book and Matching Algorithm rely on rules-based logic (See Part III, Item 11(c)), Subscriber selected order parameters (See Part III, Item 7(a)) and counterparty selection and other configurations as described in Part III, Item 14(a).

~~The anticipated launch date of the ATS is September 20, 2021. The ATS will not accept orders until the launch date. During the period of September 20 to September 24, 2021, in order to implement a gradual deployment for the benefit of Subscribers, the ATS will only accept orders in the following NMS Stocks:~~
~~EEM~~
~~OXY~~
~~ZNGA~~

The ATS launched on September 20th, 2021. During the period of September 20 to September 24, 2021, in order to implement a gradual deployment for the benefit of Subscribers, the ATS only accepted orders in the following NMS Stocks:

EEM
OXY
ZNGA

~~Starting on September 27, 2021, the ATS will begin accepting orders to trade all eligible NMS stocks.~~

Effective today, September 27, 2021, the ATS will begin accepting orders to trade all eligible NMS stocks.